UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. 1)

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Filed by a Party other than the Registrant           ☒

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☒           Preliminary Proxy Statement

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☐           Definitive Proxy Statement

☐           Definitive Additional Materials

☐           Soliciting Material Pursuant to §240.14a-12

The Quigley Corporation
(Name of Registrant as Specified In Its Charter)

Ted Karkus
Mark Burnett
John DeShazo
Mark Frank
Louis Gleckel, MD
Mark Leventhal
James McCubbin
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED APRIL 21, 2009

ANNUAL MEETING OF SHAREHOLDERS OF

THE QUIGLEY CORPORATION

PROXY STATEMENT OF
TED KARKUS, MARK BURNETT, JOHN DESHAZO, MARK FRANK,
LOUIS GLECKEL, MD, MARK LEVENTHAL AND JAMES MCCUBBIN
(Opposing the Board of Directors of The Quigley Corporation)

April ___, 2009

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY.

To the shareholders of The Quigley Corporation:

This proxy statement and the accompanying BLUE proxy card are being furnished to shareholders of The Quigley Corporation (the “Company”), a Nevada corporation, by the Shareholder Nominees (as defined below), with respect to the solicitation of proxies in connection with the 2009 Annual Meeting of Shareholders of the Company (the “Annual Meeting”), which the Company has called to be held at Doylestown Country Club, Green Street, P.O. Box 417, Doylestown, PA 18901, on May 20, 2009, at 4:00 p.m., local time.  Pursuant to this proxy statement, we are soliciting proxies to be used at the 2009 Annual Meeting of Shareholders of the Company, and any adjournments or postponements thereof, from holders of shares of the Company common stock, to vote FOR the election to the Company’s board of directors of the Shareholder Nominees and to vote FOR the ratification of Amper, Politziner & Mattia, P.C. as the Company’s independent auditors for the year ending December 31, 2009.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on May 20, 2009:  Our proxy materials are available on the following website: www.shareholdermaterial.com/qgly.  No control numbers are required to access the proxy materials.

At the Annual Meeting Ted Karkus, or another Shareholder Nominee, will propose that he, Mark Burnett, John DeShazo, Mark Frank, Louis Gleckel, MD, Mark Leventhal and James McCubbin (collectively, the “Shareholder Nominees”, “we” or “us”) be elected as the Company’s board of directors. We oppose the election of the slate of directors named in the proxy statement being distributed in the name of the Board of Directors of the Company.  Since only your latest dated proxy card will count, we urge you not to return any white proxy card you receive from the Company. Even if you have already returned a white proxy card, you may revoke that proxy and vote by using the BLUE proxy card, as explained below in the sections headed “Voting Procedures” and “Proxy Revocation Rights.”

 This Proxy Statement is soliciting proxies to elect only the Shareholder Nominees. Accordingly, the enclosed BLUE proxy card may be voted only for the Shareholder Nominees and does not confer voting power with respect to any of the director nominees proposed in the proxy statement distributed in the name of the Board of Directors of the Company.  See “Voting Procedures” on page 10 and “Proxy Revocation Rights” on page 13 for additional information.

We are the only “participants” in this solicitation, as that term is used in federal securities law, and we have no substantial interest in the Company other than our ownership of shares. Of the 12,908,383 outstanding shares of common stock as of March 6, 2009, we beneficially own 1,309,323 shares, representing approximately 10.14% of the shares outstanding.  We intend to vote all of our shares of Common Stock in favor of our election as directors and will not vote our shares in favor of any of the Company nominees.  A detailed breakdown of this ownership appears in Appendix A to this proxy statement.  Additionally, transactions by any of us within the past two years involving the Company’s common stock appear in Appendix B to this proxy statement.
Only Company shareholders of record at the close of business on March 27, 2009 (the “Record Date”) are entitled to receive notice of and to vote at the Annual Meeting or any adjournments or postponements thereof.

The election of the Shareholder Nominees requires the affirmative vote of a PLURALITY of the votes cast, assuming a quorum is present or otherwise represented at the Annual Meeting. As a result, your vote is extremely important in deciding the future of the Company. Whether or not you plan to attend the Annual Meeting, you are urged to sign and date the enclosed BLUE proxy card and return it as instructed below.

This proxy statement and the enclosed BLUE proxy card are being mailed to you on or about April ___, 2009.

Reasons for the Solicitation

We believe that the Company’s current Board of Directors is not sufficiently independent of management and that the current Board has failed to maximize shareholder value.  We believe that the Board has rubber-stamped highly questionable business decisions that have resulted in a severe decline in financial performance.

Over the past three fiscal years, management has delivered declining revenues, declining gross and net profits (increasing net losses), declining stockholder’s equity and declining stock prices. In our opinion, the Board has approved massively excessive compensation to management and their family members which flies in the face of these poor results.  This has depleted scarce capital resources that would have been better expended on supporting the Company’s now-struggling Cold-Eeze franchise and supporting additional funding for R&D to accelerate the slow, eight year development in the Pharma division.  Finally, the Board approved the sale of key revenue producing assets in 2008 to a company for which the CEO's brother is a major shareholder (which was not disclosed in Company filings) and at a highly questionable valuation.

If the Shareholder Nominees are elected, consistent with and subject to our fiduciary duty to stockholders, we intend to: review the performance, compensation and composition of senior management and their family members; review the overall overhead structure of the Company to maximize profitability in the OTC operations; institute strong corporate governance policies to prevent nepotism and unfair related party transactions, including the requirement that a majority of independent directors approve all transactions (including the hiring of employees) that involve a related party; and work tirelessly to maximize shareholder returns.

Background for the Solicitation

Ted Karkus, one of the Shareholder Nominees, first invested in the Company’s common stock in 1996 during the initial introduction and roll out of Cold-Eeze.  Over the years, while  again investing in the Company’s common stock due to his belief in the potential of the Quigley Pharma division, he became disillusioned with the Company’s executive management team.  As a shareholder, he called the Company’s Chairman several times during the last year to voice his concerns over the Company’s direction, management’s compensation and the slow development of the Pharma division due to the lack of appropriate funding.  He met with the Chairman after the 2008 annual shareholder’s meeting and met with both the Company’s Chairman and Secretary later in the year to discuss these concerns.  He also sent the Chairman an e-mail in June of 2008 specifically questioning the performance of certain employees and the lack of sponsorship and trading volume in the Company’s common stock.  He did not receive a response to this email though he continued to receive email on unrelated topics from the Chairman.  Due to the lack of responsiveness from the Company, Mr. Karkus became convinced that the Company was not serious about reform.  Mr. Karkus decided it would be futile to make demands on the Board of Directors or to continue conversations with the board especially considering his belief that the current board is not sufficiently independent of management.  As a result, he did not approach the Board of Directors prior to filing this Proxy Statement.

Proxy Solicitation by the Shareholder Nominees

In addition to the mailing of this Proxy Statement and the BLUE proxy card to the shareholders of the Company, we expect to solicit proxies by personal telephone calls, e-mails or visits to some shareholders.

Ted Karkus, one of the Shareholder Nominees, has engaged The Altman Group to assist in the solicitation of proxies by the Shareholder Nominees and to assist shareholders in submitting their BLUE proxy cards.

Thank you for your support,

The Shareholder Nominees

PROPOSAL ONE
ELECTION OF DIRECTORS FOR A ONE-YEAR TERM

The number of directors of the Company to be elected at the 2009 Annual Meeting is seven (7). The directors elected at the 2009 Annual Meeting will serve until their respective successors are elected and qualified or until their earlier death, resignation or removal, as provided for in the Company’s bylaws and under Nevada law.

At the Annual Meeting, Ted Karkus, or another Shareholder Nominee, will propose the Shareholder Nominees for election to the board of directors. Each of the following nominees has consented to being named in this proxy statement and has consented to serve if elected.  Additionally, each of the Shareholder Nominees qualify as independent directors under the rules of the NASDAQ and one or more of the Shareholder Nominees qualify as an audit committee financial expert.

Shareholder Nominees:

Ted Karkus, age 49, is the managing member of Forrester Financial, LLC which he founded in 2001.  Forrester is a management consulting firm providing a wide range of services to emerging-growth companies.  Forrester’s services include the structuring and raising of working capital as well as assisting management in developing operational, marketing and financial strategies.  He is the primary investor in all portfolio company financings.  Mr. Karkus has extensive relationships with investment bankers, the media and a network of institutional investors and high net worth individuals.  Mr. Karkus was instrumental in assisting the turn around of ID Biomedical, an influenza vaccine manufacturer, which in 2005 was sold to GalaxoSmithKline for over $1.4 billion.  He provided financing, investment bankers, substantial sponsorship and successfully advocated for the restructuring of management.

Mr. Karkus has 25 years of experience in securities and capital markets including 2 years with Fahnestock & Co. Inc., a full-service brokerage firm, where he was Senior Vice President, Director of Institutional Equities and 4 years at S.G. Warburg, an investment bank, where he was an institutional equity salesman and developed a large network of institutional investors.  Mr. Karkus graduated with an MBA from Columbia University Graduate School of Business in 1984 where he received Beta Gamma Sigma honors.  He graduated Magna Cum Laude from Tufts University in 1981.

Mark Burnett, age 49, is the EVP and CFO for MercBloc, LLC, which he co-founded in 2007.  MercBloc, LLC is a financial services administrator that has raised more than $500 million for investment from over 70 high net worth individuals.  Since 1996, Mr. Burnett was in the business of building residential homes in the Nassau County region of Long Island, NY.  For over 25 years, he also owned a seat on the New York Mercantile Exchange and started his career trading heating oil and crude oil futures contracts.  He is still a member of NYMEX and currently holds memberships in the Chicago Climate Futures Exchange (C.C.F.E.) and the Intellectual Property Exchange International (I.P.X.I.).  Mr. Burnett graduated with a double Bachelor of Arts from the State University of New York at Stony Brook in 1981.

John DeShazo, age 58, is the CEO of FBN Construction Company, Inc. which he founded in 1976.  FBN Construction Company has established itself as one of the premier high-end residential construction contractors in the Greater Boston area.  He is recognized by the national Association of Home Builders (NAHB) as a Certified Graduate Remodel (CGR), a Certified Aging in Place Specialist, a Certified Green Specialist and holds a Massachusetts and Boston Construction Supervisor’s License.  Mr. DeShazo has been recognized as the Builder of the Year and the Remodeler of the Year by the City of Boston and the State of Massachusetts as well as receiving numerous prestigious honors by the Builders Association of Greater Boston.

Mark Frank, age 47, is the President of a division of GSW Worldwide in Newtown, Pa.  GSW is one of the largest health care advertising companies in the world with offices in 13 major markets.  Mr. Frank has served as President since 2005 and was Executive Vice President before that.  Mr. Frank has extensive marketing, advertising and brand development experience in the areas of pharmaceuticals/biotechnology, medical device and diagnostics and health and wellness.  GSW is a subsidiary of inVentiv Health (NASDAQ: VTIV).  InVentiv Health, Inc. provides a broad range of services to companies in the health care industry and its client roster is comprised of more than 350 leading pharmaceutical, biotech, life sciences and healthcare payor companies, including all top 20 global pharmaceutical manufacturers.  Prior to his 11 years with GSW/inVentiv Health, he was a Director of Marketing for Novartis Pharmaceuticals, which develops and markets patent protected prescription drugs, leading the development and marketing of several significant brands in various therapeutic categories.  Mr. Frank graduated with a BS degree in Exercise Science in 1983 and a MS degree in Public Health in 1990 – both from the University of Massachusetts at Amherst.

Louis Gleckel, MD, age 53, co-founded ProHealth Care Associates in 1997, a comprehensive state of the art multi-specialty physician group practice with offices in Long Island and Bronx, NY.  He is the Division Chief of Cardiology and Internal Medicine specializing in Preventative Cardiology, Metabolic Syndrome and Internal Medicine with particular emphasis on complications from high risk patients having Diabetes and Heart Disease.  He was named to New York Magazine’s Best Doctors list for 3 years, New York Metro Area Best Doctors list for 14 years and the new 2008 Nassau County Best Doctors list.  For over 10 years Dr. Gleckel has been a team physician for the NY Jets and NY Islanders as well as for the tennis players at the US Open.   Dr. Gleckel also served as Chairman of the Board of Invicta Corporation, a development stage company that designed, manufactured and marketed photochromic eyeglass lenses, for approximately 4 years until his resignation in February 2005.

Mark Leventhal, age 60, joined The Beacon Companies, LLP, a family business, full time in 1974 and was a General Partner. Beacon developed office buildings, hotels, retail and multi family housing throughout the United States. Some of the projects in the Boston area: Rowes Wharf consisting of 100 luxury condos, 400,000 square feet of office space, a 230 room hotel, and a marina; One Post Office Square 750,000 sq. ft. of office space; three additional hotels (over 700 rooms) including the Meridian Hotel; over 2500 multifamily housing units in and around Boston; and One, Two and Three Center Plaza.

Many of these properties formed the foundation for Beacon Properties, a REIT which went public with a $400 million valuation in 1994 and was listed on the New York Stock Exchange (symbol:BCN).  Beacon Properties was subsequently sold to Equity Office Properties, an owner and operator of a national portfolio of office buildings, for approximately $4.4 billion in 1997.  Since that time, Mr. Leventhal has continued to invest in real estate in Massachusetts, Rhode Island and Connecticut.  Mr. Leventhal holds a Bachelor’s degree in Civil Engineering from Northeastern University.

James McCubbin, age 45, is the Executive Vice President and Chief Financial Officer of WidePoint Corporation (NYSE AMEX: WYY). He also serves on WidePoint's Board of Directors and is its Secretary and Treasurer. Widepoint is a leading provider of Identity Access Management and Multi-Factor Authentication solutions offering advanced information technology through its innovative solutions to the government and commercial markets.  Mr. McCubbin was promoted to Executive Vice President and Chief Financial Officer of WidePoint in May 2008.  Prior to that time, from August 1998 till May 2008, Mr. McCubbin served as WidePoint's Vice President and Chief Financial Officer.  Prior to that time, from December 1997 to August 1998, Mr. McCubbin served as WidePoint's Vice President, Controller, Assistant Secretary and Treasurer.  Prior to the commencement of his employment with WidePoint in November 1997, Mr. McCubbin held various financial consulting, management, and/or staff positions with several companies in the financial and government sectors including but not limited to Memtec America Corporation, a continuous microfiltration water technology company, McBee Consulting, a healthcare consulting firm, Martin Marietta presently known as Lockheed Martin a multinational aerospace manufacturer and advanced technology company formed in 1995 by the merger of Lockheed Corporation with Martin Marietta Corporation, and Ernst and Young, an international auditing and accounting firm. Mr. McCubbin presently serves on the Board of Directors of Tianjin Pharmaceutical Company (NYSE AMEX: TPI).  Tianjin engages in the development, manufacture, marketing, and sale of traditional Chinese medicines and other pharmaceuticals in the Peoples Republic of China.  It manufactures a portfolio of 38 products, as well as has a pipeline of 47 products, which are pending regulatory approvals with the China State Food and Drug Administration.  The Company was founded in 1994 and is based in Chengdu, the Peoples Republic of China.  Mr. McCubbin presently serves as Tianjin's Chairman of its Audit Committee, Nominating Committee, and Compensation Committee.  Mr. McCubbin was on the Board of Directors of Redmile Entertainment, a worldwide developer and publisher of interactive entertainment software, and served as its Audit Committee Chairman until his resignation on March 1, 2008.  Mr. McCubbin  provides financial consulting services to small cap companies and has either served on or assisted various Boards of Directors over the past seven years.  Mr. McCubbin is a graduate of the University of Maryland with a Bachelor of Science Degree in Finance and a Masters Degree in International Management.

In the event that a reasonable time before the date of the Annual Meeting it becomes necessary for us to nominate substitute directors, as discussed below, or if we learn of other business to be transacted at the meeting, we will disseminate supplemental soliciting materials and a revised proxy card.  We do not expect that any Shareholder Nominees will be unable to stand for election, but if any of us are unable to serve, or for good cause will not serve, the Shares represented by the enclosed BLUE proxy card will be voted for substitute nominees. In addition, we reserve the right to nominate substitute persons if the Company makes or announces any changes to the Company’s Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any one or more of the Shareholder Nominees.  In any such case, Shares represented by the enclosed BLUE proxy card will be voted for such substitute nominees. We also reserve the right to nominate additional persons if the Company makes or announces any changes in the Company’s Bylaws or takes or announces any action that has or, if consummated, would have the effect of increasing the number of directors of the Company.

We are not aware of any material procedural requirements that must be followed under the Company’s by-laws, Nevada Law or otherwise to present the Shareholder Nominees for election at the Annual Meeting or that would prevent us from nominating substitute directors. If there are any such procedural requirements and we are unable to satisfy them, shareholders that vote using the BLUE proxy card will not have their vote recognized and will be disenfranchised with respect to the election of directors.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE SHAREHOLDER NOMINEES
BY USING THE ENCLOSED BLUE PROXY CARD.

We are soliciting your proxies for our election to the board of directors of the Company.  Our business backgrounds are described above. The slate proposed by Guy J. Quigley as set forth in the proxy statement distributed in the name of the Company, consists of Guy J. Quigley and six others.

OTHER PROPOSALS

The Company has proposed that the shareholders ratify the selection of Amper, Politziner & Mattia, P.C. as the Company’s independent auditors for the year ending December 31, 2009. We do not object to the ratification of the appointment of Amper, Politziner & Mattia, P.C. as the Company’s independent auditors and therefore recommend FOR such ratification.

We know of no other business to be transacted at the 2009 Annual Meeting of Shareholders, but if any other matters do come before the meeting, it is the intention of the persons named in the accompanying proxy to vote or act with respect to them in accordance with their judgment. The proxies may exercise discretionary authority only as to matters unknown to them a reasonable time before the date of this proxy solicitation.

VOTING PROCEDURES

How do I vote by proxy if I am a registered holder?

To vote by proxy, you should complete, sign and date the enclosed BLUE proxy card and return it promptly in the enclosed postage-prepaid envelope. To be able to vote your shares in accordance with your instructions at the Annual Meeting, we must receive your proxy as soon as possible but, in any event, prior to the meeting. You may vote your shares without submitting a proxy, if you vote in person.

How do I vote in person if I am a registered holder?

If you held shares of the Company common stock on the Record Date you may attend the Annual Meeting and vote in person.

What if I am not the registered holder of my shares?

If your shares are held in the name of a brokerage firm, bank nominee or other institution, that institution is considered to be the “registered holder,” and only that firm can give a proxy with respect to your shares. You may have received either a BLUE proxy card from the registered holder (which you can complete and send directly to the institution) or an instruction card (which you can complete and return to the registered holder to direct its voting of your shares). If the registered holder has not sent you either a BLUE proxy card or an instruction card, you may contact the registered holder directly to provide it with instructions.

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple BLUE proxy cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which your shares are held. You should complete, sign, date and return each BLUE proxy card and voting instruction card you receive.

You may also receive a white proxy or voting instruction card that is being solicited in the name of the Company’s board of directors. We urge you to discard any white proxy card or voting instruction card sent to you by the Company. If you have previously signed a white proxy card or white voting instruction card sent by the Company, we urge you to sign, date and promptly return the enclosed BLUE proxy card or voting instruction card before the Annual Meeting. By doing so, you will revoke any earlier dated proxy card or voting instruction card solicited by the Company’s board of directors. It is very important that you date your proxy. It is not necessary to contact the Company for your revocation to be effective.

If you have questions or need assistance, please contact our proxy solicitor, The Altman Group, toll-free at (866) 796-7175.

What is a “legal proxy,” and when would I need one?

If you do not have registered ownership of your shares and want to vote in person at the Annual Meeting, or if you are voting for someone else at the Annual Meeting, you may obtain a document called a “legal proxy” from the registered holder of the shares or such other person and bring it to the Annual Meeting. If you need assistance, please contact our proxy solicitor, The Altman Group, toll-free at (866) 796-7175.

What should I do if I receive a white proxy?

Proxies on the white proxy card are being solicited by Guy J. Quigley in the name of the Company’s Board of Directors. If you submit a proxy to us by signing and returning the enclosed BLUE proxy card, do not subsequently sign or return a white proxy card or follow any voting instructions provided by the Company, unless you intend to change your vote, because only your latest dated proxy card will be counted.

If you have already sent a white proxy card to the Company, you may revoke it and vote for the Shareholder Nominees by signing, dating and returning the enclosed BLUE proxy card or by attending the Annual Meeting and voting in person. See “Proxy Revocation Rights” below.

Can I vote for the Shareholder Nominees on the white proxy card being circulated by the Company?

The only way to vote for the Shareholder Nominees is by voting the BLUE proxy card.

What if I want to revoke my proxy or change my voting instructions?

Please refer to the section on “Proxy Revocation Rights” below.

If I plan to attend the Annual Meeting, should I still submit a proxy?

Whether you plan to attend the Annual Meeting or not, we urge you to submit a BLUE proxy card. Returning the enclosed proxy card will not affect your right to attend the Annual Meeting and vote.

Who can vote?

You are eligible to vote or to execute a proxy only if you owned shares of common stock of the Company at the close of business on the Record Date, which the Board of Directors of the Company set at March 27, 2009. Even if you sell your shares after the Record Date, you will retain the right to execute a proxy in connection with the Annual Meeting. It is important that you grant a proxy regarding shares you held on the Record Date, or vote those shares in person, even if you no longer own those shares. On March 6, 2009, 12,908,383 shares of the Company’s common stock were issued and outstanding.

How many votes do I have?

With respect to each matter to be considered at the Annual Meeting, you are entitled to one vote for each share of common stock owned on the Record Date. Based on documents publicly filed by the Company, the Company’s only outstanding voting securities are its common stock.

How will my shares be voted?

If you give a proxy on the accompanying BLUE proxy card with instructions, your shares will be voted as you direct. If you submit a signed BLUE proxy card without instructions, your shares will be voted FOR the election of the Shareholder Nominees as directors of the Company.

Submitting a signed BLUE proxy card without instructions will entitle the Shareholder Nominees to vote your shares in their discretion on matters not described in this proxy statement that the Shareholder Nominees do not know, within a reasonable time before this solicitation, are to be presented at the Annual Meeting and that properly come before the Annual Meeting, or any adjournment or postponement thereof.

If shareholders holding shares of the Company stock in street name do not provide voting instructions, their shares may not be voted.

Unless a signed proxy specifies otherwise, it is presumed to relate to all shares held of record on the Record Date by the person who submitted it.

Can my broker vote my shares?

           If you are the beneficial owner of shares held in “street name” by a broker or nominee, the broker or nominee, as the record holder of the shares, is required to vote those shares in accordance with your instructions. If you do not give instructions to the broker or nominee, that person will not be permitted to vote the shares with respect to “non-routine” items. In that event, your shares will be treated as broker non-votes and will not be counted in determining whether the number of votes necessary to approve those matters has been obtained. In the present instance, the election of directors will be a non-routine item. As a result, if your shares are held in “street name” and you do not provide instructions as to how your shares are to be voted in the election of directors, your broker or other nominee will not be able to vote your shares in the election of directors, and your shares will not be voted for any of the Shareholder Nominees.

Can I abstain from voting?

When an eligible voter attends the meeting, in person or by proxy, but decides not to vote, his or her decision not to vote is called an abstention. Properly executed proxy cards that are marked “withhold authority” on any proposal will be treated as abstentions for that proposal. In all matters other than the election of directors, abstentions have the same effect as votes AGAINST the proposal.

How many votes are required for the election of directors?

A plurality of the shares of common stock present, in person or represented by proxy, and entitled to vote at the meeting is required to elect the nominees for director. A plurality means that the nominees receiving the largest number of votes, up to the number of nominees to be elected, will be elected. Each shareholder will be entitled to vote the number of shares of common stock held as of the record date by that shareholder for each director position to be filled. Shareholders will not be allowed to cumulate their votes in the election of directors.

If other matters are properly brought before the Annual Meeting, the vote required will be determined in accordance with applicable law and the Company’s charter and bylaws, as applicable.

What is a quorum, and why is it necessary?

A quorum of shareholders is necessary to have a valid shareholders’ meeting. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of each class of stock entitled to vote at the Annual Meeting is necessary to constitute a quorum.

Can the meeting be adjourned or postponed?

The Company’s bylaws provide that, if a quorum is not present, a shareholders’ meeting may be adjourned from time to time by a majority of shares represented at the meeting.

How can I receive more information?

If you require assistance or have questions about giving your proxy or about this proxy solicitation, please contact The Altman Group, toll-free at (866) 796-7175.

PROXY REVOCATION RIGHTS

If I have already voted using the Company’s white proxy card, can I revoke my proxy?

Any shareholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting.

How can I revoke my proxy if I am a shareholder of record?

You can change your proxy instructions by:

•	submitting a properly executed, subsequently dated BLUE proxy card that will revoke all prior proxy cards, including any white proxy cards that you may have submitted to the Company; or

•	attending the Annual Meeting and withdrawing your white proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy).

How can I revoke my proxy if I hold my shares through a brokerage, bank or other institution?

If you hold your shares in “street name,” i.e., through a brokerage, bank or other institution, you can revoke your proxy by: submitting a new proxy card or voting instruction form to your broker or nominee, either by mail or by telephone or by using the internet in accordance with instructions from your broker or nominee; or attending the Annual Meeting and voting in person, provided you have obtained a signed legal proxy from the record holder giving you the right to vote your shares.

If you choose to revoke a proxy by giving written notice or a later-dated proxy to the Secretary of the Company or by submitting new voting instructions to your broker or nominee, we would appreciate it if you would assist us in representing the interests of shareholders on an informed basis by sending a copy of the later-dated proxy or voting instructions directly to The Altman Group at 1200 Wall Street West, Lyndhurst, NJ 07071.

Please remember that only the latest dated proxy card will be counted. Therefore, we urge you to sign, date and return the BLUE proxy card accompanying this proxy statement.

PLEASE NOTE, that in order to vote FOR the election of the Shareholder Nominees as directors of the Company and FOR all of the shareholder proposals, you will need to complete and return the BLUE proxy card, regardless of whether or not you send a revocation.

PROXY SOLICITATION AND EXPENSES

Proxies may be solicited by mail, telephone, facsimile, telegraph, e-mail, newspaper advertisements, the internet and other publications of general distribution and in person. In connection with this solicitation of proxies, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries will be asked to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. Ted Karkus, one of the Shareholder Nominees, will reimburse those institutions for reasonable expenses that they incur in connection with forwarding the materials supplied by the Shareholder Nominees. As noted in “Proxy Solicitation by the Shareholder Nominees” above, Ted Karkus has engaged The Altman Group to assist in the solicitation of proxies by the Shareholder Nominees, and to assist shareholders in submitting their BLUE proxy cards. In addition to The Altman Group, members of the Shareholder Nominees may perform these services by personal telephone calls, e-mails and visits to some shareholders.

Costs related to this solicitation of proxies include expenditures for printing, postage, legal services (including any litigation costs arising in connection with this solicitation), proxy solicitation services and other related items. Ted Karkus is bearing the entire expense of this proxy solicitation on behalf of the Shareholder Nominees. Total expenditures are presently expected to be approximately $200,000 to $250,000. Total payments of costs to date by Ted Karkus are approximately $50,000.

Ted Karkus will pay The Altman Group an estimated fee of up to $60,000 (including variable costs) in connection with the solicitation and have agreed to reimburse it for its reasonable out-of-pocket expenses.  Approximately 12 persons will be used by The Altman Group in its solicitation efforts.  Ted Karkus will indemnify The Altman Group and its officers, directors and employees, from any and all losses incurred by The Altman Group in connection with the solicitation of the proxies for the Stockholder Meeting.

If the Shareholder Nominees are elected to the Board of Directors, we will seek reimbursement of all solicitation expenses from the Company and do not currently intend to seek a vote of the shareholders for approval of such reimbursement.

INFORMATION REGARDING PARTICIPANTS IN THIS SOLICITATION,
INCLUDING RELATED PARTY TRANSACTIONS

Each of the Shareholder Nominees is a participant in this solicitation.  For information regarding ownership of the Company's stock by the Shareholder Nominees, see Exhibit A.  For information regarding purchases and sales of the Company's securities during the past two years by the Shareholder Nominees, see Exhibit B.

For the business backgrounds of the Shareholder Nominees, please see their business biographies as set forth in “Proposal 1 – Election of Directors for a One-Year Term”.  None of the Shareholder Nominees currently hold any position or office with the Company.

Except as set forth in this Proxy Statement, no Shareholder Nominee is involved in any material pending legal proceedings with respect to the Company. Except as set forth in this Proxy Statement, there is no other arrangement or understanding between any Shareholder Nominee and any other person pursuant to which he was or is to be selected as a Shareholder Nominee or Director.

No participant in this solicitation (i) is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (ii) has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates; and (iii) has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future transactions to which the Company or any of its affiliates will or may be a party.  No person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Shareholder Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

On March 7, 2002, Forrester Financial, LLC (“Forrester”), a company controlled by Ted Karkus, entered a consulting agreement with the Company which included the issuance of warrants to purchase the Company’s shares at an exercise price of $6.50 per share. Forrester subsequently exercised 500,000 of these warrants.  In 2003, Forrester entered into an agreement with the Company whereby the Company or its designees had the right to vote the shares of Common Stock acquired by Forrester on the exercise of the warrants for so long as Forrester had the power to direct the voting of such shares.  Forrester sold all of the shares acquired through the exercise of the warrants more than two years ago in open market transactions.   Forrester does not currently own any shares of common stock of the Company.

All information in this proxy statement about the Shareholder Nominees has been provided by the Shareholder Nominees and each of the Shareholder Nominees, as nominees, has consented to being named in the proxy statement.

This Proxy Statement incorporates by reference important information about the Shareholder Nominees from other documents that are not included in or delivered with this Proxy Statement. Such information is included in documents filed by the Company with the SEC and is available on the SEC’s website at www.sec.gov. The Shareholder Nominees will provide, without charge, to each person whom a copy of this Proxy Statement is delivered, upon the written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of the documents incorporated by reference herein. Requests should be directed to the attention of Ted Karkus, 188 Hewlett Neck Road, Woodmere, NY 11598, tel: 516.569.9999.  You may obtain additional copies of this proxy at www.shareholdermaterial.com/qgly.

Additional information concerning the Shareholder Nominees is also contained in Appendices A and B to this Proxy Statement and in the Schedule 13D filed by the Shareholder Nominees with the SEC on April 7, 2009, available at the SEC's website at www.sec.gov.

INFORMATION ABOUT THE COMPANY

The mailing address of the Company’s principal executive office is Kells Building, 621 Shady Retreat Road, P.O. Box 1349, Doylestown, PA 18901.

Except as otherwise noted herein, the information in this proxy statement concerning the Company has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information.

THE SHAREHOLDER NOMINEES HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS INCLUDED IN THE COMPANY'S PROXY STATEMENT. THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT, INFORMATION REGARDING SHAREHOLDER PROPOSALS FOR THE ANNUAL MEETING, BIOGRAPHICAL INFORMATION ON THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND AN ANALYSIS OF CUMULATIVE TOTAL RETURNS ON AN INVESTMENT IN SHARES DURING THE PAST FIVE YEARS. SHAREHOLDERS SHOULD REFER TO THE COMPANY'S PROXY STATEMENT IN ORDER TO REVIEW THIS DISCLOSURE. THE SHAREHOLDER NOMINEES URGE YOU TO SIGN, DATE AND RETURN THE PROXY CARD IN FAVOR OF THE ELECTION OF THE SHAREHOLDER NOMINEES.

YOUR VOTE IS IMPORTANT

Please mark, sign and date the enclosed BLUE proxy card and return it promptly in the enclosed postage-prepaid envelope.

IMPORTANT NOTICE

1.           If your shares are held in your own name, please mark, date and mail the enclosed BLUE proxy card in the postage-paid envelope provided.

2.           If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Contact the person responsible for your account and give instructions for a BLUE proxy card to be signed representing your shares or you may vote by telephone or internet.

3.           If you have already submitted a white proxy card to the Company for the Annual Meeting, you may change your vote to a vote FOR the election of the Shareholder Nominees by marking, signing, dating and returning the enclosed BLUE proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to the Company. You may also submit your later-dated proxy by using the enclosed BLUE proxy card or if you hold through a bank or broker you may vote by telephone or by the internet. ONLY YOUR LATEST-DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

If you have any questions or require any assistance in executing your proxy, please call The Altman Group, toll-free at (866) 796-7175.

APPENDIX A

INFORMATION CONCERNING SHARE OWNERSHIP OF SHAREHOLDER NOMINEES

SECURITY OWNERSHIP

The following table sets forth information concerning ownership of the Company's Common Stock as of March 31, 2009 by each Shareholder Nominee.  Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentages calculated pursuant to this Item are based upon an aggregate of 12,908,383 Shares outstanding as of March 6, 2009, as reported by the Company in its annual report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission.  Except as set forth in the footnotes to this table, none of the Shareholder Nominees owns shares of the Company’s Common Stock of record, but not beneficially.

Name	Common Stock Beneficially Owned		Percent of Class

Ted Karkus	620,850	(1)(2)	4.8%

Mark Burnett	151,473	(3)	1.17%

John DeShazo	277,000	(4)(5)	2.14%

Mark Frank	0	(6)	0%

Louis Gleckel, MD	20,000	(7)	0.15%

Mark Leventhal	240,000	(8)	1.85%

James McCubbin	0	(9)	0%

ALL SHAREHOLDER NOMINEES (Seven Persons)	1,309,323		10.14%

(1)  Mr. Karkus disclaims beneficial ownership of 25,850 shares held as custodian for his minor children.

(2)  Mr. Karkus’s business address is 188 Hewlett Neck Road, Woodmere, NY 11598.

(3)  Mr. Burnett’s business address is c/o MercBloc, LLC, 241 East Shore Road, Suite 205,Great Neck, NY 11023.

(4)  Mr. DeShazo disclaims beneficial ownership of 41,000 shares held as custodian for his children.

(5)  Mr. DeShazo’s business address is c/o FBN Construction Company, Inc.,17 Wolcott Court, Boston, MA 02136.

(6)  Mr. Frank’s business address is c/o GSW Worldwide, 41 University Drive, Suite 100 Newtown, PA  18940.

(7)  Dr. Louis Gleckel’s business address is c/o ProHealth Care Associates, 2 Ohio Drive, Lake Success, NY 11042.

(8)  Mr. Leventhal’s business address is c/o The Beacon Companies, 50 Federal Street, Boston, MA 02110.

(9)  Mr. McCubbin’s business address is c/o WidePoint Corporation, Midwest Office Center, 18W100, 22nd Street, Suite 104, Oakbrook Terrace, IL 60181.

APPENDIX B

PURCHASE AND SALE OF SECURITIES BY SHAREHOLDER NOMINEES

The following table sets forth information with respect to all purchases and (sales) of the Company common stock by each of the Shareholder Nominees in the period from April 1, 2007, through the date of this Proxy Statement.  None of the purchase price or market value of the shares listed below is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares.

TED KARKUS

TRADE DATE	QUANTITY	TRADE DATE	QUANTITY
4/26/07	3,435	9/7/07	3,400
4/27/07	1,600	9/10/7	2,100
4/30/07	3,810	9/11/07	9,001
5/2/07	613	9/14/07	(500)
5/3/07	1,000	9/17/07	(26,800)
5/7/07	18,400	9/19/07	10,926
5/8/07	27,321	9/19/07	(14,174)
5/9/07	9,300	9/24/07	(1,069)
5/9/07	(1,100)	9/26/07	(28,460)
5/10/07	800	9/27/07	(1,900)
5/11/07	1,070	9/28/07	100
5/14/07	1,371	10/8/07	6,100
5/15/07	100	10/9/07	(200)
5/16/07	1,150	10/10/07	(500)
5/16/07	(1,000)	10/10/07	5,000
5/24/07	900	10/11/07	(3,306)
5/25/07	100	10/11/07	1,598
5/29/07	700	10/12/07	(1,550)
5/30/07	800	10/12/07	6,100
6/15/07	21,140	10/15/07	2,500
6/15/07	(2,390)	10/16/07	257
6/22/07	1,470	10/17/07	(200)
6/22/07	(2,000)	10/17/07	4,000
6/25/07	7,200	10/18/07	200
6/25/07	(2,743)	10/19/07	100
6/26/07	(1,100)	10/22/07	(200)
6/27/07	205	10/22/07	2,518
6/28/07	(4,200)	10/23/07	(1,900)
6/29/07	600	10/23/07	8,100
6/29/07	(3,516)	10/24/07	(600)
7/2/07	(1,100)	10/24/07	1,500
7/5/07/	400	10/25/07	(1,100)
7/5/07	(100)	10/25/07	18,793
7/6/07	100	10/26/07	(500)
7/6/07	(316)	10/26/07	3,948
7/9/07	300	10/29/07	(575)
7/9/07	(100)	10/29/07	1,150
7/10/07	1,600	10/30/07	(1,500)
7/12/07	300	10/31/07	(6,700)
7/12/07	(1,900)	10/31/07	5,300
9/6/07	14,268	11/01/07	27,660

TRADE DATE	QUANTITY	TRADE DATE	QUANTITY
11/2/07	(2,590)	1/16/08	(100)
11/2/07	16,600	1/22/08	450
11/5/07	(600)	1/22/08	(450)
11/5/07	1,800	1/25/08	8,600
11/7/07	3,000	1/25/08	(600)
11/8/07	(1,000)	1/28/08	730
11/8/07	2,300	1/28/08	(1,530)
11/9/07	610	1/29/08	6,500
11/12/07	(5,400)	1/29/08	(700)
11/12/07	40,450	1/30/08	5,100
11/13/07	(2,433)	1/30/08	(200)
11/13/07	4,300	1/31/08	(1,500)
11/14/07	(300)	2/1/08	(2,577)
11/14/07	2,575	2/1/08	181,431
11/15/07	(100)	2/5/08	(7,054)
11/15/07	4,300	2/5/08	1,600
11/16/07	(500)	2/7/08	(100)
11/16/07	1,325	2/11//8	3,600
11/19/07	17,500	2/12/08	(3,140)
11/20/07	(100)	2/15/08	(22,700)
11/20/07	4,638	2/15/08	1,800
11/21/07	(500)	3/17/08	(500)
11/21/07	2,700	3/17/08	500
11/27/07	(1,276)	3/18/08	7,400
11/27/07	7,213	3/19/08	500
11/28/07	(400)	3/20/08	(1,096)
11/28/07	2,000	3/20/08	700
11/29/07	(300)	3/25/08	496
11/30/07	(900)	3/27/08	373
11/30/07	3,700	3/28/08	1,923
12/3/07	(100)	3/28/08	(650)
12/3/07	4,252	3/31/08	100
12/4/07	(600)	3/31/08	(746)
12/4/07	4,254	4/1/08	(3,000)
12/5/07	100	4/3/08	1,200
12/6/07	700	4/4/08	4,000
12/6/07	(900)	4/7/08	(11,200)
12/12/07	200	4/16/08	(524)
12/24/07	700	4/16/08	1,800
12/26/07	2,200	4/18/08	4,311
12/26/07	(5,000)	4/22/08	300
12/27/07	12,971	4/23/08	100
12/28/07	11,100	4/24/08	800
12/31/07	26,100	4/25/08	100
12/31/07	(300)	4/28/08	400
½/08	10,670	4/29/08	1,800
½/08	(480)	4/30/08	13,528
1/3/08	5,550	4/30/08	(100)
1/3/08	(300)	5/1/08	7,750
¼/08	200	5/1/08	(1,500)
1/7/08	100	5/2/08	(1,865)
1/7/08	(1,700)	5/5/08	400
1/9/08	13,300	5/5/08	(2,400)
1/9/08	(3730)	5/29/08	(100)
1/16/08	100	5/30/08	100

TRADE DATE	QUANTITY	TRADE DATE	QUANTITY
7/15/08	1,402	11/03/08	1,000
7/31/08	598	11/4/08	(1,600)
8/5/08	500	11/4/08	400
8/11/08	600	11/6/08	100
8/12/08	1,300	11/7/08	(4,250)
9/16/08	100	11/10/08	900
9/18/08	100	11/12/08	500
9/29/08	100	11/13/08	(2,585)
9/29/08	300	11/13/08	900
10/1/08	(17,000)	11/14/08	900
10/1/08	100	11/17/08	7600
10/3/08	1,100	11/19/08	(11,300)
10/3/08	(41,464)	11/19/08	800
10/6/08	400	11/20/08	3,900
10/7/08	200	11/20/08	(4,365)
10/8/08	700	11/21/08	(10,500)
10/8/08	(3,736)	11/21/08	2,600
10/9/08	1,900	11/24/08	5600
10/10/08	3,600	11/24/08	(8,100)
10/13/08	(8,898)	11/25/08	2000
10/13/08	4,300	11/25/08	(4607)
10/16/08	10,300	11/26/08	(26,393)
10/17/08	600	11/28/08	7,000
10/17/08	(4,100)	12/1/08	13,000
10/17/08	2,000	12/2/08	40,500
10/20/08	(400)	12/8/08	2,000
10/20/08	200	12/9/08	100
10/22/08	(100)	12/10/08	400
10/22/08	600	12/11/08	300
10/23/08	(700)	12/12/08	500
10/23/08	1,100	12/15/08	200
10/24/08	100	12/29/08	400
10/24/08	(102)	1/5/09	600
10/27/08	600	1/6/09	2600
10/29/08	200	1/22/09	984
10/2/08	100	1/23/09	1,416
10/31/08	200

MARK BURNETT

TRADE DATE	QUANTITY	TRADE DATE	QUANTITY
3/13/07	7,000	5/22/08	500
3/14/07	9,000	5/30/08	1,030
3/16/07	7,400	6/3/08	300
5/1/08	4,000	6/13/08	7,300
5/2/08	4,000	7/8/08	700
5/5/08	2,400	7/9/08	4,300
5/6/08	1,001	7/10/08	5,000
5/7/08	2,200	7/11/08	4,500
5/8/08	100	7/14/08	15,560
5/14/08	7,499	12/1/08	3,000
5/19/08	2,200	12/2/08	2,500
5/20/08	1,000	12/3/08	100
5/21/08	10	12/9/08	600

TRADE DATE	QUANTITY	TRADE DATE	QUANTITY
12/22/08	2,095	3/4/09	1,600
1/21/09	800	3/5/09	4,900
1/22/09	397	3/6/09	2,500
1/26/09	1,500	3/10/09	2,500
1/28/09	1,500	3/11/09	2,000
2/9/09	1,000	3/12/09	3,345
2/13/09	7,175	3/16/09	100
2/27/09	1,000	3/19/09	1,000
3/2/09	2,500	3/23/09	2,500
3/3/09	5,000	3/24/09	1,861

JOHN DESHAZO

TRADE DATE	QUANTITY	TRADE DATE	QUANTITY
4/26/07	1,200	2/22/08	4,000
5/10/07	2,000	2/25/08	1,000
7/13/07	1,000	5/12/08	4,175
9/12/07	3,100	5/14/08	202
12/24/07	(36,000)	5/16/08	900
2/12/08	10,213	5/19/08	344
2/13/08	11,227	5/20/08	100
2/14/08	4,500	5/21/08	5,100
2/15/08	5,219	5/22/08	800
2/19/08	1,700	11/24/08	10,000
2/21/08	1,700	11/25/08	10,000

MARK LEVENTHAL

TRADE DATE	QUANTITY
5/1/08	100
9/19/08	8,000
9/22/08	1,950
9/23/08	3,700
9/24/08	402
9/25/08	1,274
9/29/08	343
9/30/08	4,331
10/6/08	16,000
10/16/08	22,500
10/17/08	21,500
1/27/09	5,000
2/6/09	350
2/10/09	1,800
2/11/09	1,400
2/19/09	1,400
2/25/09	50

PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED APRIL 21, 2009

THE QUIGLEY CORPORATION
ANNUAL MEETING OF SHAREHOLDERS
MAY 20 , 2009

BLUE PROXY	CARD

THIS PROXY IS SOLICITED BY
TED KARKUS, MARK BURNETT, JOHN DESHAZO, MARK FRANK, LOUIS GLECKEL, MD, MARK
LEVENTHAL AND JAMES MCCUBBIN

THIS PROXY IS NOT BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE
QUIGLEY CORPORATION

VOTE BY MAIL

Mark, date and sign this proxy card, and return it in the postage paid envelope.

The undersigned hereby appoints and constitutes each of Ted Karkus, Mark Burnett, John Deshazo, Mark Frank, Louis Gleckel, MD, Mark Leventhal and James McCubbin (acting alone or together), with full power of substitution in each, to represent the undersigned at the Annual Meeting of Shareholders of The Quigley Corporation, a Nevada Corporation (“the Company”) to be held on May 20, 2009 at 4:00 P.M. local time, at Doylestown Country Club, Green Street, P.O. Box 417, Doylestown, PA 18901, and at any adjournments or postponements or continuations thereof (the “Annual Meeting”), hereby revoking any proxies previously given, to vote all shares of Common Stock of the Company held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting (provided, however, that the persons named above will be permitted to use such discretionary authority only for matters which they do not know, a reasonable time before the solicitation, are to be presented at the meeting).

IF NO DIRECTION IS MADE, THE PERSONS NAMED IN THIS BLUE PROXY CARD WILL VOTE YOUR SHARES FOR TED KARKUS, MARK BURNETT, JOHN DESHAZO, MARK FRANK, LOUIS GLECKEL, MD, MARK LEVENTHAL AND JAMES MCCUBBIN. IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT, POSTPONEMENT OR RESCHEDULING THEREOF.

This Proxy, when properly executed, will be voted FOR the election of Ted Karkus, Mark Burnett, John DeShazo, Mark Frank, Louis Gleckel, MD, Mark Leventhal and James McCubbin, or, if any of them is unable to serve, or for good cause will not serve, the proxies named herein are authorized to vote, in their discretion, for substitute nominees in the manner marked herein by the undersigned and FOR the ratification of Amper, Politziner & Mattia, P.C. as the Company’s independent auditors for the year ending December 31, 2009.

SIGN, DATE AND MAIL YOUR PROXY TODAY
(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)

THE SHAREHOLDER NOMINEES, EACH RECOMMEND A VOTE “FOR” THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1.

☐ PLEASE MARK VOTES AS IN THIS EXAMPLE.
SHAREHOLDERS ARE URGED TO DATE, MARK, SIGN, AND RETURN THIS PROXY.
YOUR VOTE IS VERY IMPORTANT TO US.

1.	Election of directors — Nominees:	☐	☐
		FOR ALL	WITHHOLD
		NOMINEES	FROM ALL
NOMINEES
	(01) Ted Karkus	☐ For	☐ Withhold
	(02) Mark Burnett	☐ For	☐ Withhold
	(03) John DeShazo	☐ For	☐ Withhold
	(04) Mark Frank	☐ For	☐ Withhold
	(05) Louis Gleckel, MD	☐ For	☐ Withhold
	(06) Mark Leventhal	☐ For	☐ Withhold
	(07) James McCubbin	☐ For	☐ Withhold

To withhold authority to vote for any individual nominee, write that nominee’s name in the space provided above. Your shares will be voted for the remaining nominee(s).

2. Ratification of Appointment of Independent Public Accounting Firm	☐ For	☐ Against	☐ Abstain

MARK HERE IF YOU PLAN TO ATTEND THE MEETING	☐

MARK HERE IF AN ADDRESS CHANGE HAS BEEN NOTED ON THE REVERSE SIDE OF THIS CARD	☐

Please be sure to sign and date this Proxy.

SIGNATURE(S) OF SHAREHOLDER(S)	DATE

TITLE, IF ANY

SIGNATURE (IF HELD JOINTLY):

When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.